SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2007

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release OPTIBASE, LTD. ANNOUNCES THIRD QUARTER RESULTS.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 7, 2007

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Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth / Marybeth Csaby, KCSA for Optibase
+1-212-896-1209 / 1236
lroth@kcsa.com / mcsaby@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES THIRD QUARTER RESULTS

        HERZLIYA, Israel, November 7, 2007 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the third quarter ended September 30, 2007

        Revenues for the third quarter ended September 30, 2007 were $5.2 million compared with $6.7 million in the second quarter of 2007 and $4.3 million for the same period a year ago.

        Net loss for the quarter ended September 30, 2007, was $1.6 million or $0.12 per basic and fully diluted share, compared with a net loss of $1.2 million or $0.09 per basic and fully diluted share for the second quarter of 2007 and with a net loss of $589,000 or $0.04 per basic and fully diluted share for the third quarter of 2006. Weighted average shares outstanding used in the calculation for the periods were approximately 13.6 million basic and fully diluted for the third quarter of 2007, 13.5 million basic and fully diluted for the second quarter of 2007 and approximately 13.5 million basic and fully diluted for the third quarter of 2006.

        For the nine months ended September 30, 2007, revenues totaled $17.4 million, compared with $12.6 million for the same period in 2006. Net loss for the period was $3.3 million or $0.24 per basic and fully diluted share, compared to a net loss of $3 million or $0.22 per basic and fully diluted share for the nine months ended September 30, 2006. Weighted average shares outstanding used in the calculation for the periods were approximately 13.6 million and 13.4 million respectively.

        As of September 30, 2007, the Company had cash, cash equivalents and long term investments in marketable securities and other financial investments, net, of $20 million, and shareholders’ equity of $42.5 million.

        Amir Philips CFO of Optibase, said, “We have continued to make progress toward achieving our primary financial and strategic goals. Our revenue increased 19.75% for the quarter and 37.7% for the first nine months and our gross margins are back to historical levels following last quarter’s product mix-related decline.

OPTIBASE REPORTS/2

        “Also, there were several contract wins in enterprise, or non-telco markets, an area that represent a growing opportunity for Optibase, which we hope to report on in the future. These wins, including announced IPTV installations at Fort Leavenworth, Kansas and Vancouver Airport, are good examples of the adaptability of Optibase’s technology for use outside the traditional telco-TV market.

        “Notwithstanding our recent success in the enterprise arena, we are also making steady progress within the more traditional telco market outside of the United States / North America. Bharti Airtel, a carrier with service in 94 cities in India, chose Optibase’s MGW 5100 IPTV encoding platforms for its planned IPTV service offerings. Additionally, our strategy to partner with local systems integrators yielded an installation in Spain.

        “We further strengthened our executive suite as Yossi Aloni was named president of Optibase Inc. in the United States and Eli Sharon had joined the Company as vice president of research & development. Both Yossi and Eli have considerable experience in the video and broadcast markets, and we believe both will be great assets in taking Optibase to the next level,”

        He concluded, “We remain pleased with the progress we are making, both broadly and within the individual markets we serve. While our revenues were down on a sequential basis, we view Q2 as an anomaly given the high concentration of third-party equipment we sold and are encouraged by our growth as compared to the third quarter of 2006.”

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today to discuss the third quarter results. For those unable to participate, there will be replay available from 12:00 p.m. EDT on October 29, 2007 through 11:59 p.m. EST, November 5, 2007. Please call: 1-973-341-3080 (Domestic & International), and enter ID replay code 9378399. The conference call may also be accessed over the Internet via, www.kcsa.com. Please logon at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

OPTIBASE REPORTS/3

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2007

	Nine months ended		Three months ended
	September 30 2007 $ Unaudited	September 30 2006 $ Unaudited	September 30 2007 $ Unaudited	September 30 2006 $ Unaudited

Revenues	17,372	12,612	5,150	4,303
Gross profit	8,615	7,220	2,843	2,481
Operating expenses:
Research and development, net	3,703	3,229	1,232	1,201
Selling, general and administrative	7,433	8,122	2,449	2,715
Total operating expenses	11,136	11,351	3,681	3,916
Operating loss	(2,521)	(4,131)	(838)	(1,435)
Other (expenses) income	(324)	(172)	(171)	(175)
Financial income (loss), net	(320)	1,346	(520)	1,021

Net loss from continuing operations	(3,165)	(2,957)	(1,529)	(589)
Income related to discontinued
operations	(87)	0	(87)	0

Net loss	(3,252)	(2,957)	(1,616)	(589)
Other comprehensive income
Unrealized holding gains (losses) on available
for sale securities	411	579	1,161	1,855
Total comprehensive (loss) income	(2,841)	(2,378)	(455)	1,266

Net loss per share:

Basic	$(0.24)	$(0.22)	$(0.12)	$(0.04)
Diluted	$(0.24)	$(0.22)	$(0.12)	$(0.04)

Number of shares used in computing
Earning per share

Basic	13,556	13,421	13,619	13,455
Diluted	13,556	13,421	13,619	13,455

Amount in thousands

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	September 30 2007 Unaudited	December 31 2006 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	20,006	40,695
Trade receivables net of bad debts	3,744	4,544
Inventories	5,394	4,147
Other receivables and prepaid expenses	975	1,272
Assets Related To Discontinued Operations	43	157
Total current assets	30,162	50,815

Long term investments in marketable securities	-	2,207
Other long term investments	22,604	2,616
	22,604	4,823

Fixed assets, net	1,713	1,700
Total assets	54,479	57,338

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	3,004	1,764
Accrued expenses and other liabilities	5,946	8,555
Liabilities Related To Discontinued Operations	214	155
Total current liabilities	9,164	10,474
Accrued severance pay	2,758	2,371
Total shareholders' equity	42,557	44,493
Total liabilities and shareholders' equity	54,479	57,338

Amounts in thousands